CUSIP No. 35353C102	SCHEDULE 13D	Page 1 of 11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

FRANKLIN FINANCIAL CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

35353C102

(CUSIP Number)

Warren A. Mackey

40 Worth Street, 10th Floor

New York, New York 10013

Telephone: (212) 370-9032

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 7, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35353C102	SCHEDULE 13D	Page 2 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Homestead Partners LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 440,518
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 440,518
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 440,518
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 3.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 35353C102	SCHEDULE 13D	Page 3 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Homestead Odyssey Partners LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 497,298
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 497,298
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 497,298
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 4.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 35353C102	SCHEDULE 13D	Page 4 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Arles Partners LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: New York
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 159,720
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 159,720
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 159,720
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 1.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 35353C102	SCHEDULE 13D	Page 5 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Arles Advisors Inc
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) n/a
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: New York
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,097,536
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,097,536
11.	Aggregate Amount Beneficially Owned by Each Reporting Person:1,097,536
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 9.1%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 35353C102	SCHEDULE 13D	Page 6 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Warren A. Mackey
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 33,200
8. Shared Voting Power: 1,097,536
9. Sole Dispositive Power: 17,800
10. Shared Dispositive Power: 1,097,536
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,130,736
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 9.4%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 35353C102	SCHEDULE 13D	Page 7 of 11

Item 1.  Security and Issuer

This is the first amendment ("First Amendment") to the original Schedule 13D (the "Original Schedule 13D") filed on June 2, 2011. This First Amendment relates to the common stock (“Shares”), $0.01 par value per share, of Franklin Financial Corporation (the “Issuer”), a Virginia corporation. The address of the principal executive offices of the Issuer is 4501 Cox Road, Glen Allen, Virginia 23060.

Item 2.  Identity and Background

(a) This First Amendment is being filed jointly by the parties identified below. All the filers of this First Amendment are collectively referred to as the “Reporting Group.”

•	Homestead Partners LP (“Homestead Partners”), a Delaware limited partnership;

•	Homestead Odyssey Partners LP (“Homestead Odyssey Partners”), a Delaware limited partnership;

•	Arles Partners LP (“Arles Partners”), a New York limited partnership;

•	Arles Advisors Inc (“Arles Advisors”), a New York corporation; and

•	Warren A. Mackey, as an individual.

Arles Advisors is the general partner of Homestead Partners, Homestead Odyssey Partners and Arles Partners. The sole shareholder, director and executive officer of Arles Advisors is Warren A. Mackey. Mr. Mackey is also a member of the Board of Directors of the Issuer. By virtue of his position with Arles Advisors, Mr. Mackey has the sole investment discretion and voting authority with respect to the Issuer’s Shares owned by Homestead Partners, Homestead Odyssey Partners and Arles Partners. Mr. Mackey individually has the sole investment discretion and voting authority for himself. Accordingly, the Reporting Group is hereby filing an amendment to the joint Schedule 13D.

(b) The principal business address of the Reporting Group is 40 Worth Street, 10th Floor, New York, New York 10013.

(c) The principal business of Homestead Partners, Homestead Odyssey Partners and Arles Partners is investing in securities. The principal business of Arles Advisors is acting as the general partner of Homestead Partners, Homestead Odyssey Partners and Arles Partners. The principal occupation of Mr. Mackey is investing in securities.

(d) During the past five years, no member of the Reporting Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, no member of the Reporting Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Warren A. Mackey is a citizen of the United States of America.

CUSIP No. 35353C102	SCHEDULE 13D	Page 8 of 11

Item 3.  Source and Amount of Funds or Other Consideration

Homestead Partners, Homestead Odyssey Partners and Arles Partners together own a total of 1,097,536 unrestricted Shares acquired at an aggregate cost of $12,870,112, including brokerage commissions.  These Shares were purchased with funds provided from working capital.  In addition, Mr. Mackey has received 3,000 unrestricted Shares from the Issuer as compensation for his services as a director.

All or part of the Shares owned by members of the Reporting Group may from time to time be pledged with J.P. Morgan Clearing Corporation or other banking institutions or brokerage firms as collateral for loans made by such entities to members of the Reporting Group. Such loans, if any, generally bear interest at a rate based on the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banking institutions or brokerage firms.

Item 4.  Purpose of Transaction

The Reporting Group purchased the Shares based on the Reporting Group’s belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Group and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Group, jointly or individually, may increase or decrease its position in the Issuer through the purchase or sale of Shares in the open market or in private transactions or otherwise on such terms and at such times as the Reporting Group may deem advisable.

Mr. Mackey was elected as a director of the Issuer on March 29, 2012. The Reporting Group reviews its investment in the Issuer on a continuing basis. Mr. Mackey, through his position as a member of the Issuer's Board of Directors (the "Board"), engages in discussions with senior management and the Board and works with the Issuer to enhance shareholder value. Depending on various factors including, without limitation, the Issuer’s financial position and strategy and results of operations, the Reporting Group’s investment strategy, the price levels of the Shares, conditions in the securities markets and global, national and local economic and industry conditions, the Reporting Group may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, making proposals to senior management and the Board concerning changes to the Issuer's capitalization, dividend policy, share-repurchase policy, investment and leverage strategy and operations, purchasing additional Shares, selling some or all of its Shares, or changing its intention with respect to any and all matters referred to in this Item 4.

Mr. Mackey, in the ordinary course of acting in his capacity as a member of the Board, engages in activities relating to the strategy, business, assets, operations, capital structure, financial condition, extraordinary corporate transactions, and corporate governance of the Issuer.

CUSIP No. 35353C102	SCHEDULE 13D	Page 9 of 11

Except as set forth herein, or such as would occur upon completion of any of the actions discussed above, no member of the Reporting Group, to the best of the Reporting Group's knowledge, has any present plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) and (b) The percentages of Shares reported as beneficially owned by the Reporting Group and each member of the Reporting Group is based upon 12,075,425 Shares outstanding as of February 3, 2014, which is the total number of Shares outstanding as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on February 7, 2014.

As of the close of business on February 10, 2014, the Reporting Group beneficially owned, in the aggregate, 1,130,736 Shares, representing 9.4% of the Issuer’s Shares outstanding. As the general partner of Homestead Partners, Homestead Odyssey Partners and Arles Partners, Arles Advisors may be deemed to share voting and dispositive power over the 440,518 Shares owned by Homestead Partners, the 497,298 Shares owned by Homestead Odyssey Partners and the 159,720 Shares owned by Arles Partners, representing 3.6%, 4.1% and 1.3%, respectively, of the Issuer’s Shares outstanding. As the sole shareholder, director and executive officer of Arles Advisors, Warren A. Mackey may be deemed to share voting and dispositive power over the Shares owned by Homestead Partners, Homestead Odyssey Partners and Arles Partners. Mr. Mackey individually and as the person with the sole investment discretion and voting authority for himself may be deemed to beneficially own 33,200 Shares, 14,800 of which are covered by options currently exercisable or exercisable within 60 days of February 10, 2014, and 15,400 of which are Shares of restricted stock as to which Mr. Mackey has voting power.

On March 29, 2012, the Issuer issued 15,000 Shares of Restricted Stock to Mr. Mackey. Since the issuance of the Restricted Stock, 3,000 Shares of the Restricted Stock have vested and are now directly owned by Mr. Mackey. Mr. Mackey has voting power over the remaining 12,000 Shares of Restricted Stock. The Shares of Restricted Stock vest at a rate of 20% annually beginning on March 29, 2013, in each case, subject to the achievement of certain performance metrics over a 12-month measurement period ending September 30. Any portion of an award not vested in prior years may vest on a later vesting date during the performance period if, as of such date, the Issuer has met the specified performance target. Any Shares not vested after the fifth vesting date will be forfeited.

On October 4, 2013, the Issuer issued 3,400 Shares of Restricted Stock II to Mr. Mackey as to which he has voting power. The Shares will vest in five equal annual installments beginning on October 4, 2014.

On March 29, 2012, the Issuer granted to Mr. Mackey stock options covering a total of 37,000 Shares, of which 7,400 have vested, an additional 7,400 will vest and become exercisable on March 29, 2014, and the remainder will vest in three equal annual installments beginning on March 29, 2015. These stock options have an exercise price of $13.42 per Share and will expire on March 29, 2022.

CUSIP No. 35353C102	SCHEDULE 13D	Page 10 of 11

On October 4, 2013, the Issuer granted to Mr. Mackey stock options covering a total of 8,800 Shares which will vest in five equal annual installments beginning October 4, 2014, have an exercise price of $18.40 per share, and will expire on October 4, 2023.

The stock options, Restricted Stock, and Restricted Stock II were issued to Mr. Mackey pursuant to Non-Statutory Stock Option Award Agreements and Restricted Stock Award Agreements under the Franklin Financial Corporation 2012 Equity Incentive Plan. Forms of these agreements are included in the Form of Non-Statutory Stock Option Award Agreement and Form of Restricted Stock Award Agreement included as Exhibit 99.2 to the Issuer's Form S-8 filed with the Securities and Exchange Commission on March 29, 2012, and incorporated herein by reference.

(c) The Reporting Group has not purchased or sold any Shares in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as otherwise described herein and in Item 5, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies, except for sharing of profits. Arles Advisors, in its capacity as general partner of Homestead Partners, Homestead Odyssey Partners and Arles Partners, and Warren A. Mackey, in his capacity as the sole shareholder, director and executive officer of Arles Advisors, are entitled to an allocation of a portion of profits.

See Item 2 above regarding disclosure of the relationships between members of the Reporting Group, which disclosure is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

A.	Joint Filing Agreement by and among the Reporting Group, filed with the Original Schedule 13D
B.	Schedule of Transactions in the Shares, as of June 2, 2011, filed with the Original Schedule 13D
C.	Form of Non-Statutory Stock Option Award Agreement. Incorporated by reference to Exhibit 99.2 to the Issuer's Form S-8 filed with the Securities and Exchange Commission on March 29, 2012
D.	Form of Form of Restricted Stock Award Agreement. Incorporated by reference to Exhibit 99.2 to the Issuer's Form S-8 filed with the Securities and Exchange Commission on March 29, 2012

CUSIP No. 35353C102	SCHEDULE 13D	Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2014

HOMESTEAD PARTNERS LP

By:	ARLES ADVISORS INC General Partner

By:	/s/ Warren A. Mackey
Warren A. Mackey President

HOMESTEAD ODYSSEY PARTNERS LP

By:	ARLES ADVISORS INC General Partner

By:	/s/ Warren A. Mackey
Warren A. Mackey President

ARLES PARTNERS LP

By:	ARLES ADVISORS INC General Partner

By:	/s/ Warren A. Mackey
Warren A. Mackey President

ARLES ADVISORS INC

By:	/s/ Warren A. Mackey
Warren A. Mackey President

WARREN A. MACKEY

/s/ Warren A. Mackey
Warren A. Mackey